UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2020

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

October 28, 2020

Except where otherwise noted, all currency amounts are stated in United States dollars.

METHANEX REPORTS THIRD QUARTER 2020 RESULTS WITH STRONG LIQUIDITY POSITION AND ENHANCED FINANCIAL FLEXIBILITY

•Global methanol demand improved in the third quarter of 2020 compared to the second quarter of 2020 and methanol prices have increased leading into the fourth quarter
•Increased liquidity and improved financial flexibility through the issuance of $700 million in bonds and secured further financial covenant relief for our existing credit facilities
•Repaid $200 million drawn on revolving credit facility and provided early notice to repay our existing $250 million bonds due in March 2022 resulting in a one-time finance charge in the third quarter
•Successfully undertook planned maintenance activities at our Medicine Hat and Atlas plants to support long-term reliability
•Completed low capital cost Geismar 1 debottlenecking project to increase production by approximately 10% or 100,000 tonnes per annum

VANCOUVER, BRITISH COLUMBIA - For the third quarter of 2020, Methanex (TSX:MX) (NASDAQ:MEOH) reported a net loss attributable to Methanex shareholders of $88 million ($1.15 net loss per common share on a diluted basis) compared to a net loss of $65 million ($0.85 net loss per common share on a diluted basis) in the second quarter of 2020. Adjusted EBITDA for the third quarter of 2020 was $40 million and Adjusted net loss was $79 million ($1.03 Adjusted net loss per common share). This compares with Adjusted EBITDA of $32 million and an Adjusted net loss of $64 million ($0.84 Adjusted net loss per common share) for the second quarter of 2020.

Third Quarter Results
Global methanol demand improved in the third quarter of 2020 compared to the second quarter as economic activity rebounded around the world. At the same time, methanol industry supply declined in the third quarter of 2020, compared to the second quarter, due to various planned and unplanned outages and plant shutdowns globally. Improved methanol demand and lower industry supply tightened market conditions and methanol pricing stabilized from the multi-year lows we saw in the second quarter. Methanol prices are higher leading into the fourth quarter.

We recorded higher Adjusted EBITDA in the third quarter of 2020 compared to the second quarter, reflecting a higher average realized price, partially offset by changes in the mix of produced and purchased methanol sold. We recorded a larger Adjusted net loss in the third quarter primarily due to a one time finance charge of $15.4 million related to the early redemption of the $250 million unsecured notes that were originally due March 2022.

Business and Financial Update
John Floren, President and CEO of Methanex, commented, “Leading into the fourth quarter, we are pleased to see an increase in methanol prices, supported by strong recovery in methanol demand and lower methanol industry supply which has resulted in a reduction of global inventory levels. Our team continues to run our manufacturing operations and global supply chain safely and effectively to ensure that we deliver secure and reliable methanol supply to our customers around the world. We undertook
METHANEX CORPORATION 2020 THIRD QUARTER NEWS RELEASE                                 PAGE 1

planned turnaround activities at our Medicine Hat and Atlas plants in the third quarter. We also completed our Geismar 1 debottlenecking project to increase our production capability by approximately 10%, or 100,000 tonnes per year, and expect to ramp up to full operating rates over the coming weeks. In addition, as global methanol demand is improving, we are in the process of restarting our Chile IV plant. We continue to take extensive preventative measures across our operations and office locations to ensure the safety of our team members during this uncertain time."

In 2020, we have taken a number of measures to preserve liquidity and improve financial flexibility. These steps include deferring approximately $500 million in capital spending on our Geismar 3 project, reducing our dividend by approximately $100 million on an annual basis, suspending share buybacks, reducing maintenance capital and operating costs and obtaining covenant relief on our credit facilities.

During the third quarter, to provide additional financial flexibility, we issued $700 million in senior unsecured notes due in 2027 and secured further covenant relief for our existing credit facilities. We repaid $200 million that was drawn on our revolving credit facility during the quarter. In addition, we issued a redemption notice to repay the $250 million bonds that were due in early 2022. The cash flow impact of this repayment will be reflected in our fourth quarter results. We ended the quarter with a strong liquidity position of $1.2 billion in cash on the balance sheet, our undrawn $300 million revolving credit facility and no debt maturities until 2024. As a result, we have significant financial flexibility to manage our business through an uncertain period.

Our Geismar 3 project remains on temporary care and maintenance and spending on the project over the next 12 months is expected to be approximately $100 million. This amount reflects costs that were already committed and the completion of key engineering activities and procurement of critical path equipment to preserve flexibility to complete the project in the future. There are many factors that management and our Board will need to consider before restarting construction and no decision has been made at this time on whether to restart.

John Floren concluded, "We are encouraged by recent early signs of economic recovery, including improvement in methanol demand and methanol prices. However, in this unprecedented environment impacted by both COVID-19 and challenging commodity prices, the path and pace for global economic recovery and methanol demand remains uncertain. We are placing a premium on preserving liquidity and improving financial flexibility. The actions that we have taken this year to strengthen our business have positioned us well to navigate through this uncertain time and generate significant long-term value as and when market conditions further improve."

FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the third quarter of 2020. It is not a complete source of information for readers and is not in any way a substitute for reading the third quarter 2020 Management’s Discussion and Analysis ("MD&A") dated October 28, 2020 and the unaudited condensed consolidated interim financial statements for the period ended September 30, 2020, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended September 30, 2020 are also available on the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2020 THIRD QUARTER NEWS RELEASE                                 PAGE 2

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Nine Months Ended
($ millions except per share amounts and where noted)	Sep 30 2020	Jun 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,372	1,628	1,837	5,007	5,465
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,531	1,717	1,965	5,224	5,555
Purchased methanol	836	418	680	1,802	1,869
Commission sales	311	271	179	846	724
Total sales volume [1]	2,678	2,406	2,824	7,872	8,148

Methanex average non-discounted posted price ($ per tonne) [2]	255	263	330	283	370
Average realized price ($ per tonne) [3]	217	211	272	233	309

Revenue [4]	581	512	765	1,839	2,514
Adjusted revenue	515	453	723	1,644	2,299
Adjusted EBITDA	40	32	90	210	430
Cash flows from operating activities	35	186	71	363	401
Net income (loss) (attributable to Methanex shareholders)	(88)	(65)	(10)	(130)	79
Adjusted net income (loss)	(79)	(64)	(21)	(135)	62

Basic net income (loss) per common share	(1.15)	(0.85)	(0.13)	(1.70)	1.03
Diluted net income (loss) per common share	(1.15)	(0.85)	(0.21)	(1.72)	0.88
Adjusted net income (loss) per common share	(1.03)	(0.84)	(0.27)	(1.77)	0.80

Common share information (millions of shares)
Weighted average number of common shares	76	76	76	76	77
Diluted weighted average number of common shares	76	76	76	76	77
Number of common shares outstanding, end of period	76	76	76	76	76
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.
4    Revenue for the three and nine months ended September 30, 2019 have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.

METHANEX CORPORATION 2020 THIRD QUARTER NEWS RELEASE                                 PAGE 3

A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2020	Jun 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Net income (loss) (attributable to Methanex shareholders)	$(88)	$(65)	$(10)	$(130)	$79
Mark-to-market impact of share-based compensation, net of tax	9	1	(11)	(5)	(17)
Adjusted net income (loss)	$(79)	$(64)	$(21)	$(135)	$62
Diluted weighted average shares outstanding (millions)	76	76	76	76	77
Adjusted net income (loss) per common share	$(1.03)	$(0.84)	$(0.27)	$(1.77)	$0.80

▪We recorded a net loss attributable to Methanex shareholders of $88 million during the third quarter of 2020 compared to a net loss of $65 million in the second quarter of 2020. The decrease in earnings is primarily a result of increased finance costs due to the early redemption of bonds and the mark-to-market impact of share-based compensation, partially offset by higher Adjusted EBITDA.
▪Adjusted EBITDA was $40 million for the third quarter of 2020 compared with $32 million for the second quarter of 2020. Adjusted EBITDA for the third quarter of 2020 is higher than the second quarter of 2020, reflecting a higher average realized price, partially offset by changes in the mix of produced and purchased methanol sold.
▪Adjusted net loss was $79 million for the third quarter of 2020 compared to Adjusted net loss of $64 million for the second quarter of 2020. The decrease in earnings is primarily due to increased finance costs including a $15.4 million make-whole charge due to the early redemption of bonds, partially offset by an increase in Adjusted EBITDA.
▪Total sales volume for the third quarter of 2020 was 2,678,000 tonnes compared with 2,406,000 tonnes for the second quarter of 2020. Total sales increased for the third quarter of 2020 as we saw a recovery in demand in all regions as global economic activity rebounded. Sales of Methanex-produced methanol were 1,531,000 tonnes in the third quarter of 2020 compared with 1,717,000 tonnes in the second quarter of 2020.
▪Production for the third quarter of 2020 was 1,372,000 tonnes compared with 1,628,000 tonnes for the second quarter of 2020. The decrease in production for the third quarter of 2020 was primarily the result of planned turnarounds in Atlas and Medicine Hat and lower gas deliveries in New Zealand and lower gas deliveries in Chile during the southern hemisphere winter months.
▪During the quarter, the Company issued $700 million of senior unsecured notes bearing a coupon of 5.125% and due October 15, 2027. The Company then repaid $200 million that was drawn on our revolving credit facility and provided notice to repay our existing $250 million bond originally due in March 2022. The bond due March 2022 was repaid subsequent to the quarter. Additionally, the Company obtained a waiver from its lenders which provides further financial covenant relief for the committed revolving credit facility and the non-revolving construction facility for the Geismar 3 project, providing additional financial flexibility. The waiver further extends the measurement period for the lower minimum interest coverage ratio threshold from June 30, 2021 through December 31, 2021.
▪During the third quarter of 2020 we paid a $0.0375 per common share quarterly dividend to shareholders for a total of $3 million.

METHANEX CORPORATION 2020 THIRD QUARTER NEWS RELEASE                                 PAGE 4

PRODUCTION HIGHLIGHTS

	Q3 2020		Q2 2020	Q3 2019	YTD Q3 2020	YTD Q3 2019
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	550	340	450	469	1,233	1,352
USA (Geismar)	500	513	441	514	1,484	1,449
Trinidad (Methanex interest) [3]	500	167	241	474	837	1,287
Chile	430	118	204	146	641	677
Egypt (50% interest)	158	153	147	85	433	241
Canada (Medicine Hat)	150	81	145	149	379	459
	2,288	1,372	1,628	1,837	5,007	5,465
1Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. Annual Operating Capacity is currently 2.2 million tonnes based on the current outlook for available high CO2 natural gas.
3The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities.

Key production and operational highlights during the third quarter include:

▪New Zealand produced 340,000 tonnes compared with 450,000 tonnes in the second quarter of 2020. Production was lower in the third quarter of 2020 compared to the second quarter as a result of lower gas deliveries. We expect to receive higher gas deliveries in the fourth quarter of 2020. The upstream gas sector is completing several field development projects that are expected to improve gas availability over the coming years.
▪Geismar produced 513,000 tonnes during the third quarter of 2020 compared to 441,000 tonnes during the second quarter of 2020. Production for Geismar is higher in the third quarter of 2020 compared to the second quarter of 2020 as both plants operated without significant interruption throughout the quarter, whereas in the second quarter of 2020 both plants carried out maintenance.
▪Trinidad produced 167,000 tonnes (Methanex interest) during the second quarter of 2020 compared with 241,000 tonnes in the second quarter of 2020. Production in Trinidad is lower during the third quarter of 2020 compared to the second quarter of 2020 as a result of a scheduled turnaround of the Atlas plant that commenced in September 2020 and we expect production to resume in early November. The Titan plant remains idled effective March 16, 2020.
▪Chile produced 118,000 tonnes during the third quarter of 2020 compared to 204,000 tonnes during the second quarter of 2020. Production for the third quarter of 2020 is lower compared to the second quarter of 2020 primarily due to lower gas availability during the southern hemisphere winter months. We are in the process of restarting the Chile IV plant that has been idled since April 1, 2020. We anticipate the restart of Chile IV and improved gas availability will lead to substantially higher production in Chile in the fourth quarter.
▪The Egypt facility produced 306,000 tonnes (Methanex interest - 153,000 tonnes) in the third quarter of 2020 compared with 294,000 tonnes (Methanex interest - 147,000 tonnes) in the second quarter of 2020. Egypt production was similar in the third quarter of 2020 and the second quarter of 2020.
▪Medicine Hat produced 81,000 tonnes during the third quarter of 2020 compared to 145,000 tonnes during the second quarter of 2020. Production for the third quarter of 2020 is lower compared to the second quarter of 2020 as a result of a scheduled turnaround of the Medicine Hat plant that commenced in August 2020 and subsequently completed in October 2020.

METHANEX CORPORATION 2020 THIRD QUARTER NEWS RELEASE                                 PAGE 5

CONFERENCE CALL
A conference call is scheduled for October 29, 2020 at 11:00 am ET (8:00 am PT) to review these third quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (416) 340-2217, or toll free at (800) 806-5484. The passcode for the call is 1310579#. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com and will also be available following the call. A playback version of the conference call will be available until November 29, 2020 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 2841432#.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This third quarter 2020 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the third quarter 2020 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income (loss) throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 14 of the Company's MD&A for the period ended September 30, 2020 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

-end-

For further information, contact:

Kim Campbell
Director, Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2020 THIRD QUARTER NEWS RELEASE                                 PAGE 6

3
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
AST Trust Company (Canada)
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2020
At October 27, 2020 the Company had 76,196,080 common shares issued and outstanding and stock options exercisable for 1,439,219 additional common shares.
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.

Business Update (COVID-19)

In 2020, we have taken a number of measures to preserve liquidity and improve financial flexibility. These steps include deferring approximately $500 million in capital spending on our Geismar 3 project, reducing our dividend by approximately $100 million on an annual basis, suspending share buybacks, reducing maintenance capital and operating costs and obtaining covenant relief on our credit facilities. During the third quarter, to provide additional financial flexibility, we issued $700 million in senior unsecured notes due in 2027 and secured further covenant relief for our existing credit facilities.

We undertook two planned turnarounds following local COVID-19 safety protocols in Canada and Trinidad through the quarter. Our manufacturing sites have operated safely with strict controls in place to monitor employee health and minimize staff onsite in response to COVID-19, while our global supply chain continues to run effectively. We believe that with our resilient business model and strong liquidity, we are well-positioned to sustain our business in this uncertain environment and generate significant long-term value when market conditions recover.

Our Geismar 3 project remains on temporary care and maintenance and spending on the project over the next 12 months is expected to be approximately $100 million. This amount reflects costs that were already committed and the completion of key engineering activities and procurement of critical path equipment to preserve flexibility to complete the project in the future. There are many factors that management and our Board will need to consider before restarting construction and no decision has been made at this time on whether to restart.
FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share is as follows:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2020	Jun 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Net income (loss) (attributable to Methanex shareholders)	$(88)	$(65)	$(10)	$(130)	$79
Mark-to-market impact of share-based compensation, net of tax	9	1	(11)	(5)	(17)
Adjusted net income (loss) [1]	$(79)	$(64)	$(21)	$(135)	$62
Diluted weighted average shares outstanding (millions)	76	76	76	76	77
Adjusted net income (loss) per common share [1]	$(1.03)	$(0.84)	$(0.27)	$(1.77)	$0.80
1     The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Adjusted revenue and operating income (loss) throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 14 of the MD&A for reconciliations to the most comparable GAAP measures.
METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

▪We recorded net loss attributable to Methanex shareholders of $88 million during the third quarter of 2020 compared to net loss of $65 million in the second quarter of 2020. The decrease in earnings is primarily a result of increased finance costs due to the early redemption of bonds and the mark-to-market impact of share-based compensation, partially offset by higher Adjusted EBITDA.
▪Adjusted EBITDA was $40 million for the third quarter of 2020 compared with $32 million for the second quarter of 2020. Adjusted EBITDA for the third quarter of 2020 is higher than the second quarter of 2020, reflecting a higher average realized price, partially offset by changes in the mix of produced and purchased methanol sold.

▪Adjusted net loss was $79 million for the third quarter of 2020 compared to Adjusted net loss of $64 million for the second quarter of 2020. The decrease in earnings is primarily due to increased finance costs including a $15.4 million make-whole charge due to the early redemption of bonds, partially offset by an increase in Adjusted EBITDA.
▪Total sales volume for the third quarter of 2020 was 2,678,000 tonnes increasing by 11% compared to 2,406,000 tonnes for the second quarter of 2020. Sales of Methanex-produced methanol were 1,531,000 tonnes in the third quarter of 2020 compared with 1,717,000 tonnes in the second quarter of 2020. Total sales increased for the third quarter of 2020 as we saw a recovery in demand in all regions as global economic activity rebounded.
▪Production for the third quarter of 2020 was 1,372,000 tonnes compared with 1,628,000 tonnes for the second quarter of 2020. The decrease in production for the third quarter of 2020 was primarily the result of planned turnarounds in Atlas and Medicine Hat and lower gas deliveries in New Zealand and lower gas deliveries in Chile during the southern hemisphere winter months. Refer to the Production Summary section on page 4 of the MD&A.
▪During the quarter, the Company issued $700 million of senior unsecured notes bearing a coupon of 5.125% and due October 15, 2027. The Company then repaid $200 million that was drawn on our revolving credit facility and provided notice to repay our existing $250 million bond originally due in March 2022. The bond due March 2022 was repaid subsequent to the quarter. Additionally, the Company obtained a waiver from its lenders which provides further financial covenant relief for the committed revolving credit facility and the non-revolving construction facility for the Geismar 3 project, providing additional financial flexibility. The waiver further extends the measurement period for the lower minimum interest coverage ratio threshold from June 30, 2021 through December 31, 2021.
▪During the third quarter of 2020 we paid a $0.0375 per common share quarterly dividend to shareholders for a total of $3 million.

Outlook
We are encouraged by recent early signs of economic recovery, including improvement in methanol demand and methanol prices. However, in this unprecedented environment impacted by both COVID-19 and challenging commodity prices, the path and the pace for global economic recovery and methanol demand remains uncertain. We are placing a premium on preserving liquidity and improving financial flexibility. The actions that we have taken in 2020 to strengthen our business have positioned us well to navigate through this uncertain time and generate significant long-term value as and when market conditions further improve.

We remain focused on maintaining and operating our plants safely and reliably, delivering secure and reliable supply to our customers and protecting our balance sheet. We believe that with our resilient business model and strong liquidity, we are well-positioned to sustain our business in this uncertain environment and generate significant long-term value when market conditions recover.

This Third Quarter 2020 Management’s Discussion and Analysis dated October 28, 2020 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended September 30, 2020 as well as the 2019 Annual Consolidated Financial Statements and MD&A included in the Methanex 2019 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2019 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Nine Months Ended
($ millions except per share amounts and where noted)	Sep 30 2020	Jun 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,372	1,628	1,837	5,007	5,465
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,531	1,717	1,965	5,224	5,555
Purchased methanol	836	418	680	1,802	1,869
Commission sales	311	271	179	846	724
Total sales volume [1]	2,678	2,406	2,824	7,872	8,148

Methanex average non-discounted posted price ($ per tonne) [2]	255	263	330	283	370
Average realized price ($ per tonne) [3]	217	211	272	233	309

Revenue [4]	581	512	765	1,839	2,514
Adjusted revenue	515	453	723	1,644	2,299
Adjusted EBITDA	40	32	90	210	430
Cash flows from operating activities	35	186	71	363	401
Net income (loss) (attributable to Methanex shareholders)	(88)	(65)	(10)	(130)	79
Adjusted net income (loss)	(79)	(64)	(21)	(135)	62

Basic net income (loss) per common share	(1.15)	(0.85)	(0.13)	(1.70)	1.03
Diluted net income (loss) per common share	(1.15)	(0.85)	(0.21)	(1.72)	0.88
Adjusted net income (loss) per common share	(1.03)	(0.84)	(0.27)	(1.77)	0.80

Common share information (millions of shares)
Weighted average number of common shares	76	76	76	76	77
Diluted weighted average number of common shares	76	76	76	76	77
Number of common shares outstanding, end of period	76	76	76	76	76
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.
4    Revenue for the three and nine months ended September 30, 2019 have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.

METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

PRODUCTION SUMMARY

	Q3 2020		Q2 2020	Q3 2019	YTD Q3 2020	YTD Q3 2019
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
New Zealand [2]	550	340	450	469	1,233	1,352
USA (Geismar)	500	513	441	514	1,484	1,449
Trinidad (Methanex interest) [3]	500	167	241	474	837	1,287
Chile	430	118	204	146	641	677
Egypt (50% interest)	158	153	147	85	433	241
Canada (Medicine Hat)	150	81	145	149	379	459
	2,288	1,372	1,628	1,837	5,007	5,465
1Operating capacity includes only those facilities which are currently capable of operating, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility's catalyst.
2The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition and availability. Annual Operating Capacity is currently 2.2 million tonnes based on the current outlook for available high CO2 natural gas. (refer to the New Zealand section below)
3The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities (refer to the Trinidad section below).
New Zealand
The New Zealand facilities produced 340,000 tonnes of methanol in the third quarter of 2020 compared with 450,000 tonnes in the second quarter of 2020. Production was lower in the third quarter of 2020 compared to the second quarter as a result of lower gas deliveries. We expect to receive higher gas deliveries in the fourth quarter of 2020. The upstream gas sector is completing several field development projects that are expected to improve gas availability over the coming years.
United States
The Geismar facilities produced 513,000 tonnes during the third quarter of 2020 compared to 441,000 tonnes during the second quarter of 2020. Production for Geismar is higher in the third quarter of 2020 compared to the second quarter of 2020 as both plants operated without significant interruption throughout the quarter, whereas in the second quarter of 2020 both plants carried out maintenance.
Trinidad
Trinidad produced 167,000 tonnes (Methanex interest) in the third quarter of 2020 compared with 241,000 tonnes (Methanex interest) in the second quarter of 2020. Production in Trinidad is lower during the third quarter of 2020 compared to the second quarter of 2020 as a result of a scheduled turnaround of the Atlas plant that commenced in September 2020 and we expect production to resume in early November. The Titan plant remains idled effective March 16, 2020.
Chile
Chile produced 118,000 tonnes during the third quarter of 2020 compared to 204,000 tonnes during the second quarter of 2020. Production for the third quarter of 2020 is lower compared to the second quarter of 2020 primarily due to lower gas availability during the southern hemisphere winter months. We are in the process of restarting the Chile IV plant that has been idled since April 1, 2020. We anticipate the restart of Chile IV and improved gas availability will lead to substantially higher production in Chile in the fourth quarter.

Looking beyond the impact of COVID-19, we expect that our current gas agreements will allow for a two-plant operation in Chile during the southern hemisphere summer months and up to a maximum of 75% of a two-plant operation annually, to the end of 2020. The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern
METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina. We are optimistic that we will be able to secure sufficient gas to underpin a full two-plant operation over the coming years.
Egypt
The Egypt facility produced 306,000 tonnes (Methanex interest - 153,000 tonnes) in the third quarter of 2020 compared with 294,000 tonnes (Methanex interest - 147,000 tonnes) in the second quarter of 2020. Egypt production was similar in the third quarter of 2020 and the second quarter of 2020.
Canada
Medicine Hat produced 81,000 tonnes during the third quarter of 2020 compared to 145,000 tonnes during the second quarter of 2020. Production for the third quarter of 2020 is lower compared to the second quarter of 2020 as a result of a scheduled turnaround of the Medicine Hat plant that commenced in August 2020 and subsequently completed in October 2020.
FINANCIAL RESULTS

For the third quarter of 2020, we reported a net loss attributable to Methanex shareholders of $88 million ($1.15 net loss per common share on a diluted basis) compared with net loss attributable to Methanex shareholders for the second quarter of 2020 of $65 million ($0.85 net loss per common share on a diluted basis) and net loss attributable to Methanex shareholders for the third quarter of 2019 of $10 million ($0.21 net loss per common share on a diluted basis). For the nine months ended September 30, 2020 compared with the same period in 2019, we reported net loss attributable to Methanex shareholders of $130 million ($1.72 net loss per common share on a diluted basis) and net income of $79 million ($0.88 net income per common share on a diluted basis).

For the third quarter of 2020, we recorded Adjusted EBITDA of $40 million and Adjusted net loss of $79 million ($1.03 Adjusted net loss per common share). This compares with Adjusted EBITDA of $32 million and Adjusted net loss of $64 million ($0.84 Adjusted net loss per common share) for the second quarter of 2020 and Adjusted EBITDA of $90 million and Adjusted net loss of $21 million ($0.27 Adjusted net loss per common share) for the third quarter of 2019. For the nine months ended September 30, 2020, we recorded Adjusted EBITDA of $210 million and Adjusted net loss of $135 million ($1.77 Adjusted net loss per common share) compared to Adjusted EBITDA of $430 million and Adjusted net income of $62 million ($0.80 Adjusted net income per common share) for the same period in 2019.

We calculate Adjusted EBITDA and Adjusted net income (loss) by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 14 of the MD&A for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income (loss) is as follows:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2020	Jun 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Consolidated statements of income (loss):
Revenue [1]	$581	$512	$765	$1,839	$2,514
Cost of sales and operating expenses [2]	(557)	(484)	(696)	(1,640)	(2,136)
Egypt insurance recovery	—	—	—	10	—
Mark-to-market impact of share-based compensation	11	1	(12)	(6)	(19)
Adjusted EBITDA (attributable to associate)	22	15	32	57	95
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(17)	(12)	1	(50)	(24)
Adjusted EBITDA (attributable to Methanex shareholders)	40	32	90	210	430

Mark-to-market impact of share-based compensation	(11)	(1)	12	6	19
Depreciation and amortization	(89)	(92)	(85)	(270)	(256)
Finance costs	(52)	(36)	(31)	(124)	(89)
Finance income and other expenses	(2)	2	3	3	4
Income tax recovery	31	31	17	52	1
Earnings of associate adjustment [3]	(13)	(10)	(18)	(34)	(51)
Non-controlling interests adjustment [3]	8	9	2	27	21
Net income (loss) (attributable to Methanex shareholders)	$(88)	$(65)	$(10)	$(130)	$79
Net income (loss)	$(79)	$(62)	$(13)	$(107)	$83
1    Revenue for the three and nine months ended September 30, 2019 have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.
2 Cost of sales and operating expenses for the three and nine months ended September 30, 2019 have been restated as compared to cost of sales and operating expenses reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.
3    These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.
Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 17 of the MD&A. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q3 2020 compared with Q2 2020	Q3 2020 compared with Q3 2019	YTD Q3 2020 compared with YTD Q3 2019
Average realized price	$13	$(131)	$(531)
Sales volume	7	(15)	(30)
Total cash costs	(12)	96	341
Increase (Decrease) in Adjusted EBITDA	$8	$(50)	$(220)
METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

Average realized price

	Three Months Ended			Nine Months Ended
($ per tonne)	Sep 30 2020	Jun 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Methanex average non-discounted posted price	255	263	330	283	370
Methanex average realized price	217	211	272	233	309

Methanex’s average realized price for the third quarter of 2020 was $217 per tonne compared to $211 per tonne in the second quarter of 2020 and $272 per tonne in the third quarter of 2019, resulting in an increase of $13 million and a decrease of $131 million in Adjusted EBITDA, respectively. For the nine months ended September 30, 2020, our average realized price was $233 per tonne compared to $309 for the same period in 2019, decreasing Adjusted EBITDA by $531 million.

Our average realized price for the three months ended September 30, 2020 increased compared to the three months ended June 30, 2020, and decreased for the three and nine months ended September 30, 2020 compared to the same periods in 2019. Non-discounted, posted methanol prices have decreased compared to the same periods in 2019 resulting from the COVID-19 pandemic and low oil price environment (refer to Supply/Demand Fundamentals section on page 11 of the MD&A for more information).
Sales volume
Methanol sales volume excluding commission sales volume in the third quarter of 2020 was 232,000 tonnes higher than the second quarter of 2020 and 278,000 tonnes lower than the third quarter of 2019. The increase in volume in the third quarter of 2020 compared to the second quarter of 2020 increased Adjusted EBITDA by $7 million. The decrease in the third quarter of 2020 compared with the same period in 2019 decreased Adjusted EBITDA by $15 million. For the nine months ended September 30, 2020 compared with the same period in 2019, methanol sales volume excluding commission sales volume was 398,000 tonnes lower and this resulted in lower Adjusted EBITDA by $30 million. Total sales increased for the third quarter of 2020 compared to the second quarter as we saw a recovery in methanol demand across all regions and end-use market.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q3 2020 compared with Q2 2020	Q3 2020 compared with Q3 2019	YTD Q3 2020 compared with YTD Q3 2019
Methanex-produced methanol costs	$7	$69	$201
Proportion of Methanex-produced methanol sales	(31)	(19)	(4)
Purchased methanol costs	28	54	125
Logistics costs	(9)	—	4
Egypt insurance recovery	—	—	5
Other, net	(7)	(8)	10
(Decrease) Increase in Adjusted EBITDA due to changes in total cash costs	$(12)	$96	$341
METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol revenue to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula linked to methanol sales prices above a certain level. For the third quarter of 2020 compared with the second quarter of 2020 and the third quarter of 2019, Methanex-produced methanol costs were lower by $7 million and $69 million, respectively. For the nine months ended September 30, 2020 compared with the same period in 2019, Methanex-produced methanol costs were lower by $201 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices impacting Methanex revenue and the variable portion of our natural gas cost, changes in spot gas prices and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the third quarter of 2020 compared with the second quarter of 2020 and the third quarter of 2019, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $31 million and $19 million, respectively. For the nine months ended September 30, 2020 compared with the same period in 2019, a lower proportion of Methanex-produced methanol sales decreased Adjusted EBITDA by $4 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume of purchased methanol. For the third quarter of 2020 compared with the second quarter of 2020 and the third quarter of 2019, and for the nine month period ended 2020 compared to the same period in 2019, the impact of the lower purchased methanol costs and higher purchased methanol volume sold increased Adjusted EBITDA.
Logistics costs
Logistics costs vary from period to period primarily depending on the levels of production from each of our production facilities and the resulting impact on our supply chain and due to variability in bunker fuel costs. Logistics costs in the third quarter of 2020 were higher compared with the second quarter of 2020 by $9 million, decreasing Adjusted EBITDA. Logistics costs for the third quarter of 2020 were comparable to the third quarter of 2019, and for the nine months ended September 30, 2020, compared with the same period in 2019, were lower by $4 million, increasing Adjusted EBITDA. The higher logistics costs for the third quarter of 2020 compared to the second quarter of 2020 were primarily due to lower backhaul recoveries with decreased shipping rates.
Egypt insurance recovery
We experienced an outage at the Egypt plant from April to August 2019. In the fourth quarter of 2019, we recorded a $50 million ($25 million our share) insurance recovery. In the first quarter of 2020, we recorded a further $10 million ($5 million our share) insurance recovery, which represented the full and final settlement of the the claim.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. For the third quarter of 2020 compared with the second quarter of 2020 and compared with the third quarter of 2019, other costs were higher by $7 million and $8 million, respectively, primarily due to higher unabsorbed fixed costs expensed in the period due to planned turnarounds at our Atlas and Medicine Hat plants, and lower production due to gas constraints.

For the nine months ended September 30, 2020 compared with the same period in 2019, other costs were lower by $10 million, primarily due to lower selling, general, and administrative expenses, resulting from reduced spending.
METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income (loss). The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income (loss) and analyzed separately.

	Three Months Ended			Nine Months Ended
($ millions except share price)	Sep 30 2020	Jun 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Methanex Corporation share price [1]	$24.40	$18.08	$35.47	$24.40	$35.47
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	2	6	2	14	12
Mark-to-market impact due to change in share price [2]	11	1	(12)	(6)	(19)
Total share-based compensation expense (recovery), before tax	$13	$7	$(10)	$8	$(7)
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $89 million for the third quarter of 2020 compared with $92 million for the second quarter of 2020 and $85 million for the third quarter of 2019. The decrease compared to the second quarter of 2020 is a result of lower sales of produced methanol, partially offset by higher unabsorbed depreciation due to the turnarounds undertaken during the third quarter. The increase compared to the third quarter of 2019 is a result of higher vessel depreciation, partially offset by the impact of lower sales of produced methanol. Depreciation and amortization for the nine months ended September 30, 2020 was $270 million compared with $256 million for the same period in 2019, with the increase primarily due to higher unabsorbed depreciation and higher vessel lease depreciation.
Finance Costs

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2020	Jun 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Finance costs before capitalized interest	$40	$45	$32	$123	$91
Make-whole interest (early redemption of 2022 bonds)	15	—	—	15	—
Less capitalized interest	(3)	(9)	(1)	(14)	(2)
Finance costs	$52	$36	$31	$124	$89
Finance costs are primarily comprised of interest on borrowings and lease obligations. Finance costs for the third quarter of 2020 include a one-time make-whole interest charge triggered by our notice to redeem the bonds originally due in 2022.
Finance costs before capitalized interest are lower for the third quarter of 2020 compared to the second quarter of 2020 due to a debt modification charge in the second quarter. Finance costs are higher for the three and nine months ended September 30, 2020 compared to the same periods for 2019 as a result of increased borrowings. Capitalized interest relates to interest costs capitalized for the Geismar 3 project, which in the second quarter of 2020 included the debt modification charge as it relates specifically to the construction facility. Refer to the Liquidity and Capital Resources section on page 12 of the MD&A.
METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

Finance Income and Other Expenses

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2020	Jun 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Finance income and other expenses	$(2)	$2	$3	$3	$4
The change in finance income and other expenses for all periods presented is primarily due to the impact of changes in foreign exchange rates and changes in interest income earned on cash balances, as well as immaterial disposals of assets.
Income Taxes

A summary of our income taxes for the third quarter of 2020 compared to the second quarter of 2020 and the nine month period ended September 30, 2020 compared to the same period in 2019 is as follows:

	Three months ended September 30, 2020		Three months ended June 30, 2020
($ millions except where noted)	Net Loss	Adjusted Net Loss	Net Loss	Adjusted Net Loss
Amount before income tax	$(110)	$(103)	$(93)	$(91)
Income tax recovery	31	24	31	27
	$(79)	$(79)	$(62)	$(64)
Effective tax rate	28%	23%	34%	30%

	Nine months ended September 30, 2020		Nine months ended September 30, 2019
($ millions, except where noted)	Net Loss	Adjusted Net Loss	Net Income	Adjusted Net Income
Amount before income tax	$(159)	$(177)	$82	$89
Income tax recovery (expense)	52	42	1	(27)
	$(107)	$(135)	$83	$62
Effective tax rate	33%	24%	(2)%	31%

We earn the majority of our income in New Zealand, Trinidad, the United States, Chile, Egypt and Canada. The statutory tax rates in Chile and Egypt have increased in 2020 to 44.5% and 30%, respectively as a result of increases to the applicable withholding tax rate on foreign distributions. In Trinidad the statutory tax rate is 35%. The statutory tax rate in New Zealand is 28%. In Canada, the statutory tax rate applicable to Methanex is 25.6% and the United States statutory tax rate applicable to Methanex is 23%. We accrue for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income (loss).

The effective tax rate based on Adjusted net loss was 23% for the third quarter of 2020 compared to 30% on Adjusted net loss for the second quarter of 2020. The effective tax rate on Adjusted net loss was lower in the third quarter of 2020 compared to the second quarter of 2020 primarily due to the changes in the withholding tax rate applicable on distributions from Egypt. Adjusted net income (loss) represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate.
METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

SUPPLY/DEMAND FUNDAMENTALS

Demand
We estimate that global methanol demand improved by approximately 9% in the third quarter of 2020, compared to the second quarter, reflecting demand recovery across all regions and end-use markets. Demand into traditional chemical applications improved, including formaldehyde and acetic acid, as manufacturing activity rebounded particularly in the automotive and construction end markets. Demand from energy-related applications improved, including methyl tertiary-butyl ether ("MTBE"), biodiesel and other fuel applications, as ground transportation and fuel demand increased. MTO demand was strong as most plants maintained high operating rates during the third quarter.

In the first three quarters of 2020, we estimate that global methanol demand declined by approximately 3%, compared to the first three quarters of 2019, reflecting lower demand due to impacts from the COVID-19 pandemic.

Over the long-term, we believe that traditional chemical demand for methanol, which represents over 50% of global methanol demand, is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices and pricing of end products, along with government regulations and policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The future operating rates and methanol consumption from MTO producers will depend on a number of factors including pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.

Supply
Global methanol industry supply declined in the third quarter of 2020, compared to the second quarter, due to various planned and unplanned outages and plant shutdowns globally to respond to lower methanol demand. Our Titan plant in Trinidad (annual capacity of 875 thousand tonnes) and our Chile IV plant (annual capacity of 840 thousand tonnes) remained idled in the third quarter of 2020. As global methanol demand is improving, we are in the process of restarting our Chile IV plant.

Over the next few years, the majority of large-scale capacity additions outside of China are expected to be in the Americas and the Middle East. In Trinidad, we understand that Caribbean Gas Chemical Limited is in the commissioning process of their 1.0 million tonne methanol plant, which began construction in 2016. In Louisiana, Koch Methanol Investments and Yuhuang Chemical are building a 1.7 million tonne methanol plant, which began construction in 2017 and is expected to be completed over the coming months. There are other large-scale projects under discussion in North America; however, we believe that none have yet reached a final investment decision. We continue to monitor a number of projects in Iran, including the Bushehr and Kimiya Pars plants, which we understand are running on an intermittent basis, and the Sabalan plant which is reported to be under construction. We anticipate some continued capacity additions in China over the near-to-medium term amid a continuing degree of restrictions placed by the Chinese government on new standalone coal-based capacity additions. We expect that new capacity in China will be consumed in that country.
Methanol Price
Our average realized price in the third quarter of 2020 was $217 per tonne, compared to $211 per tonne in the second quarter of 2020. Improvement in global methanol demand combined with lower industry supply has tightened market conditions and reduced global inventory levels leading to an increase in methanol prices early in the fourth quarter.

METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

As a result, our recent posted prices for October and November 2020 have increased. We recently announced our November contract prices which increased by $43 to $379 per tonne in North America and increased by $10 to $310 per tonne in Asia Pacific. We are encouraged by recent signs of economic recovery, including an improvement in methanol demand and prices. However, we believe the outlook over the next few months remains uncertain as we do not believe it is possible to predict the full extent and duration of COVID-19. Future methanol prices will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Nov 2020	Oct 2020	Sep 2020	Aug 2020	Jul 2020
North America	379	336	286	276	276
Europe [2]	320	320	260	260	260
Asia Pacific	310	300	260	245	215
1    Discounts from our posted prices are offered to customers based on various factors.
2    €275 for Q4 2020 (Q3 2020 – €235) converted to United States dollars.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the third quarter of 2020 were $35 million compared with $186 million for the second quarter of 2020 and $71 million for the third quarter of 2019. Cash flows from operating activities were lower in the third quarter of 2020 compared to both the second quarter of 2020 and the third quarter of 2019. The change in non-cash working capital for the third quarter of 2020 compared to the second quarter of 2020 of $162 million is primarily a reflection of the significant working capital release on the receipt of the $60 million Egypt insurance settlement in the second quarter, as well as a decrease in trade receivables in the prior quarter.

The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q3 2020 compared with Q2 2020	Q3 2020 compared with Q3 2019	YTD Q3 2020 compared with YTD Q3 2019
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$8	$(50)	$(220)
Change in Adjusted EBITDA of associate	(7)	10	38
Change in dividends received from associate	—	(8)	(30)
Cash flows attributable to non-controlling interests	5	18	21
Non-cash working capital	(162)	(24)	71
Change in income taxes paid/refunded	7	10	45
Egypt insurance recovery	—	—	5
Share-based payments	—	—	27
Other	(2)	8	5
Decrease in cash flows from operating activities	$(151)	$(36)	$(38)

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At September 30, 2020, our cash balance was $1.2 billion, including $69 million of cash related to our Egypt entity consolidated on a 100% basis and $18 million of cash related to our joint venture interests in ocean going vessels consolidated on a 100% basis. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

On September 17, 2020, the Company issued $700 million of senior unsecured notes bearing a coupon of 5.125% and due October 15, 2027. The Company then repaid $200 million that was drawn on our revolving credit facility and provided notice to repay our existing $250 million bond originally due in March 2022. The 2022 bonds were then repaid subsequent to the quarter.

We have secured additional financial flexibility by negotiating meaningful covenant relief, amending the terms of the revolving credit facility and non-revolving construction facility. The period in which the minimum interest coverage ratio threshold which was previously lowered or waived for each of the measurement periods starting June 30, 2020 and ending on June 30, 2021 has been extended through December 31, 2021. As at September 30, 2020, our revolving credit facility is undrawn and we have drawn $173 million from our $800 million construction credit facility for the Geismar 3 project. Both facilities are with a syndicate of highly
METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

rated financial institutions and expire in July 2024. As at September 30, 2020, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations. Refer to note 6 of the Company's unaudited condensed consolidated interim financial statements for further discussion of the terms of the credit facilities and long-term debt.

During the third quarter of 2020 we paid a quarterly dividend of $0.0375 per common share for a total of $3 million.

The changes to our credit facilities and the prudent decision to reduce the dividend provide us with enhanced financial flexibility and help to preserve liquidity to navigate the current challenging business and commodity price environment. We are focused on cash preservation and continue to evaluate all options to ensure we maintain financial capacity and flexibility to navigate the current environment and emerge stronger over the cycle as conditions improve.
Capital Projects and Growth Opportunities

On April 1, 2020, we announced the deferral of approximately $500 million of the planned capital budget for the Geismar 3 project for up to 18 months, putting the project on temporary care and maintenance in response to the uncertainty in the global economy from the COVID-19 pandemic. We anticipate continuing to invest approximately $100 million over the next 12 months while the project is on temporary care and maintenance. There are many factors that management and our Board will need to consider before restarting construction and no decision has been made at this time on whether to restart. We will continue to review and monitor these factors as we continue to evaluate Gesimar 3. In addition, we continue to explore partnership arrangements for the project. The Geismar 3 project is a 1.8 million tonne methanol plant under construction in Geismar, Louisiana adjacent to our Geismar 1 and Geismar 2 plants. We have invested $342 million at Geismar 3, excluding capitalized interest of $18 million, to date.

In the first quarter of 2020, we revised our planned 2020 maintenance capital budget, including our 63.1% share of Atlas and 50% of Egypt, from $150 million to $120 million, deferring $30 million. We remain focused on maintaining safe and reliable operations and with our revised capital expenditure budget we plan to spend approximately $50 million directed towards maintenance, turnarounds and catalyst changes in the fourth quarter.

METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

CONTROLS AND PROCEDURES

During the third quarter of 2020, no changes, other than the remediation of the material weakness disclosed in our most recent annual financial statements, were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Material Weakness
A control deficiency was detected in the first quarter of 2020 prior to the filing of the Company's 2019 consolidated financial statements which resulted in the restatement of revenue and cost of sales for methanol from Atlas (our equity investee), correcting the presentation from a net to a gross basis, with no impact on net income, cash flows or financial position. Refer to note 25 of the Company's 2019 consolidated financial statements for additional detail of the restatement.
Due to the magnitude of the presentation change of revenue and cost of sales, the control deficiency was determined to be a material weakness over internal controls over financial reporting, specifically related to research and technical accounting analysis.

Over the course of the second and third quarters, the Company has remediated this control deficiency by designing and implementing enhanced controls associated with research and technical accounting analysis. The remediation included updating management's accounting checklist used to assess accounting implications for complex transactions and implementing enhanced reviews and criteria for consultation in specific circumstances. Management have supervised an evaluation of the remedial measures implemented by the Company in 2020. Based on this evaluation, including testing the operating effectiveness of the controls addressing the material weakness, management have concluded that the previously identified material weakness relating to the operating effectiveness of the Company’s disclosure controls and procedures and its internal controls over financial reporting has been remediated as at September 30, 2020.
ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue, and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.
Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2020	Jun 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Net income (loss) (attributable to Methanex shareholders)	$(88)	$(65)	$(10)	$(130)	$79
Mark-to-market impact of share-based compensation	11	1	(12)	(6)	(19)
Depreciation and amortization	89	92	85	270	256
Finance costs	52	36	31	124	89
Finance income and other expenses	2	(2)	(3)	(3)	(4)
Income tax recovery	(31)	(31)	(17)	(52)	(1)
Earnings of associate adjustment [1]	13	10	18	34	51
Non-controlling interests adjustment [1]	(8)	(9)	(2)	(27)	(21)
Adjusted EBITDA (attributable to Methanex shareholders)	$40	$32	$90	$210	$430

1    These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Common Share

Adjusted net income (loss) and Adjusted net income (loss) per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income (loss) attributable to Methanex shareholders to Adjusted net income (loss) and the calculation of Adjusted net income (loss) per common share:

	Three Months Ended			Nine Months Ended
($ millions except number of shares and per share amounts)	Sep 30 2020	Jun 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Net income (loss) (attributable to Methanex shareholders)	$(88)	$(65)	$(10)	$(130)	$79
Mark-to-market impact of share-based compensation, net of tax	9	1	(11)	(5)	(17)
Adjusted net income (loss)	$(79)	$(64)	$(21)	$(135)	$62
Diluted weighted average shares outstanding (millions)	76	76	76	76	77
Adjusted net income (loss) per common share	$(1.03)	$(0.84)	$(0.27)	$(1.77)	$0.80

Adjusted Revenue (attributable to Methanex shareholders)
Adjusted revenue differs from the most comparable GAAP measure, revenue, because it excludes revenue marketed on a commission basis related to 36.9% of the Atlas methanol facility that represents our partner's share, and excludes revenue relating to 50% of the Egypt methanol facility that we do not own. It also includes commission earned on volume marketed on a commission basis related to both the 36.9% of the Atlas methanol facility and the 50% of the Egypt methanol facility that we do not own. A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended			Nine Months Ended
($ millions)	Sep 30 2020	Jun 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Revenue [1]	$581	$512	$765	$1,839	$2,514
Non-Methanex share of Atlas revenue [2]	(32)	(30)	(42)	(95)	(143)
Non-controlling interests' share of revenue [2]	(34)	(29)	—	(100)	(72)
Adjusted revenue (attributable to Methanex shareholders)	$515	$453	$723	$1,644	$2,299
1    Revenue for the three and nine months ended September 30, 2019 have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 based on a restatement for the recognition of revenue on Atlas-produced methanol.
2    Excludes intercompany transactions with the Company.

METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.
QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. 2020 and 2019 periods presented reflect the adoption of IFRS 16. Financial information for all 2018 comparative periods does not reflect the impact of IFRS 16. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Sep 30 2020	Jun 30 2020	Mar 31 2020	Dec 31 2019
Revenue [1]	$581	$512	$745	$769
Adjusted EBITDA	40	32	138	136
Net income (loss) (attributable to Methanex shareholders)	(88)	(65)	23	9
Adjusted net income (loss)	(79)	(64)	8	10
Basic net income (loss) per common share	(1.15)	(0.85)	0.30	0.12
Diluted net income (loss) per common share	(1.15)	(0.85)	0.21	0.12
Adjusted net income (loss) per common share	(1.03)	(0.84)	0.10	0.13

	Three Months Ended
($ millions except per share amounts)	Sep 30 2019	Jun 30 2019	Mar 31 2019	Dec 31 2018
Revenue [1]	$765	$848	$902	$1,101
Adjusted EBITDA	90	146	194	197
Net income (loss) (attributable to Methanex shareholders)	(10)	50	38	161
Adjusted net income (loss)	(21)	26	56	90
Basic net income (loss) per common share	(0.13)	0.65	0.50	2.07
Diluted net income (loss) per common share	(0.21)	0.51	0.50	1.68
Adjusted net income (loss) per common share	(0.27)	0.34	0.73	1.15

1    Revenue for the 2019 and 2018 quarters have been restated as compared to revenue reported in our quarterly MD&A and condensed quarterly financial statements issued for 2019 and 2018 based on a restatement for the recognition of revenue on Atlas-produced methanol.
METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures section on page 14 of the MD&A for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume, plus the difference from period to period in commission revenue.

CASH COSTS
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

SALES VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements. We also consolidate less than wholly-owned entities for which we have a controlling interest. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and any entity where we have control. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income, Adjusted net income per common share and Adjusted revenue exclude the amounts associated with non-controlling interests.
METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 17

FORWARD-LOOKING INFORMATION WARNING

This Third Quarter 2020 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Third Quarter 2020 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal", "targets", "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•expected demand for methanol and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for start-up of the same,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures,
•anticipated operating rates of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates or resolutions to tax disputes,

•expected cash flows, earnings capability and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions,
•our shareholder distribution strategy and anticipated distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 Project,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels),
•expected outcomes of litigation or other disputes, claims and assessments,
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties, and
•the potential future impact of the COVID-19 pandemic.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•the availability of committed credit facilities and other financing,
•the commercial viability of the Geismar 3 Project and the expected timing and capital cost thereof,
•global and regional economic activity (including industrial production levels),
METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 18

•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,

•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,
•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•the commercial viability of the Geismar 3 Project and our ability to meet timeline and budget targets for the Geismar 3 Project, including the impact of any cost pressures arising from labour costs,

•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions,
•the impacts of the COVID-19 pandemic, and
•other risks described in our 2019 Annual Management’s Discussion and Analysis and this Third Quarter 2020 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2020 THIRD QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 19

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
		(As restated - Note 12)		(As restated - Note 12)
Revenue	$581,257	$764,915	$1,838,640	$2,514,275
Cost of sales and operating expenses	(557,162)	(696,216)	(1,639,984)	(2,136,074)
Depreciation and amortization	(88,580)	(85,237)	(270,109)	(256,193)
Egypt insurance recovery (note 11)	—	—	9,839	—
Operating income (loss)	(64,485)	(16,538)	(61,614)	122,008
Earnings of associate (note 4)	9,197	14,772	23,412	43,935
Finance costs (note 5)	(52,188)	(30,510)	(123,704)	(88,509)
Finance income and other expenses	(2,263)	2,670	2,814	3,987
Income (loss) before income taxes	(109,739)	(29,606)	(159,092)	81,421
Income tax (expense) recovery:
Current	(8,106)	7,865	(17,979)	(22,536)
Deferred	38,357	8,707	69,693	23,820
	30,251	16,572	51,714	1,284
Net income (loss)	$(79,488)	$(13,034)	$(107,378)	$82,705
Attributable to:
Methanex Corporation shareholders	$(87,876)	$(9,911)	$(129,858)	$78,788
Non-controlling interests	8,388	(3,123)	22,480	3,917
	$(79,488)	$(13,034)	$(107,378)	$82,705

Income (loss) per common share for the period attributable to Methanex Corporation shareholders
Basic net income (loss) per common share	$(1.15)	$(0.13)	$(1.70)	$1.03
Diluted net income (loss) per common share (note 7)	$(1.15)	$(0.21)	$(1.72)	$0.88

Weighted average number of common shares outstanding (note 7)	76,196,080	76,196,080	76,196,080	76,726,467
Diluted weighted average number of common shares outstanding (note 7)	76,196,080	76,219,226	76,196,080	76,845,176

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2020 THIRD QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Net income (loss)	$(79,488)	$(13,034)	$(107,378)	$82,705
Other comprehensive income (loss):
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	(18,060)	4,787	(94,616)	(77,343)
Forward element excluded from hedging relationships (note 10)	33,744	(30,382)	127,273	37,188
Taxes on above items	(3,782)	5,630	(7,798)	8,938
	11,902	(19,965)	24,859	(31,217)
Comprehensive income (loss)	$(67,586)	$(32,999)	$(82,519)	$51,488
Attributable to:
Methanex Corporation shareholders	$(75,974)	$(29,876)	$(104,999)	$47,571
Non-controlling interests	8,388	(3,123)	22,480	3,917
	$(67,586)	$(32,999)	$(82,519)	$51,488

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2020 THIRD QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Sep 30 2020	Dec 31 2019
ASSETS
Current assets:
Cash and cash equivalents	$1,180,197	$416,763
Trade and other receivables	308,028	488,721
Inventories (note 2)	277,319	281,052
Prepaid expenses	31,450	37,805
Other assets	4,102	8,180
	1,801,096	1,232,521
Non-current assets:
Property, plant and equipment (note 3)	3,689,510	3,576,195
Investment in associate (note 4)	191,015	193,474
Deferred income tax assets	121,472	111,614
Other assets	91,519	82,811
	4,093,516	3,964,094
	$5,894,612	$5,196,615
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$553,153	$493,754
Current maturities on long-term debt (note 6)	288,622	38,420
Current maturities on lease obligations	90,544	89,820
Current maturities on other long-term liabilities	12,845	26,252
	945,164	648,246
Non-current liabilities:
Long-term debt (note 6)	2,325,651	1,730,433
Lease obligations	630,327	628,685
Other long-term liabilities	271,770	286,071
Deferred income tax liabilities	220,610	272,820
	3,448,358	2,918,009
Equity:
Capital stock	440,472	440,472
Contributed surplus	1,888	1,783
Retained earnings	876,816	1,039,819
Accumulated other comprehensive loss	(125,530)	(150,389)
Shareholders' equity	1,193,646	1,331,685
Non-controlling interests	307,444	298,675
Total equity	1,501,090	1,630,360
	$5,894,612	$5,196,615

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2020 THIRD QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2018	77,263,273	$446,544	$1,597	$1,145,476	$(82,404)	$1,511,213	$296,628	$1,807,841
Net income	—	—	—	78,788	—	78,788	3,917	82,705
Other comprehensive loss	—	—	—	(1,541)	(29,676)	(31,217)	—	(31,217)
Compensation expense recorded for stock options	—	—	164	—	—	164	—	164
Issue of shares on exercise of stock options	2,700	86	—	—	—	86	—	86
Reclassification of grant date fair value on exercise of stock options	—	26	(26)	—	—	—	—	—
Payments for repurchase of shares	(1,069,893)	(6,184)	—	(46,621)	—	(52,805)	—	(52,805)
Dividend payments to Methanex Corporation shareholders	—	—	—	(80,445)	—	(80,445)	—	(80,445)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(16,375)	(16,375)
Impact of adoption of IFRS 16	—	—	—	(34,513)	—	(34,513)	(3,355)	(37,868)
Balance, September 30, 2019	76,196,080	$440,472	$1,735	$1,061,144	$(112,080)	$1,391,271	$280,815	$1,672,086
Net income	—	—	—	8,979	—	8,979	24,682	33,661
Other comprehensive loss	—	—	—	(2,873)	(38,309)	(41,182)	—	(41,182)
Compensation expense recorded for stock options	—	—	48	—	—	48	—	48
Dividend payments to Methanex Corporation shareholders	—	—	—	(27,431)	—	(27,431)	—	(27,431)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(4,603)	(4,603)
Acquisition of non-controlling interest	—	—	—	—	—	—	(2,219)	(2,219)
Balance, December 31, 2019	76,196,080	$440,472	$1,783	$1,039,819	$(150,389)	$1,331,685	$298,675	$1,630,360
Net income (loss)	—	—	—	(129,858)	—	(129,858)	22,480	(107,378)
Other comprehensive income	—	—	—	—	24,859	24,859	—	24,859
Compensation expense recorded for stock options	—	—	105	—	—	105	—	105
Dividend payments to Methanex Corporation shareholders	—	—	—	(33,145)	—	(33,145)	—	(33,145)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(17,201)	(17,201)
Acquisition of non-controlling interest	—	—	—	—	—	—	(2,010)	(2,010)
Equity contributions by non-controlling interest	—	—	—	—	—	—	5,500	5,500
Balance, September 30, 2020	76,196,080	$440,472	$1,888	$876,816	$(125,530)	$1,193,646	$307,444	$1,501,090

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2020 THIRD QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income (loss)	$(79,488)	$(13,034)	$(107,378)	$82,705
Deduct earnings of associate	(9,197)	(14,772)	(23,412)	(43,935)
Dividends received from associate	5,048	12,620	25,871	56,159
Add (deduct) non-cash items:
Depreciation and amortization	88,580	85,237	270,109	256,193
Income tax recovery	(30,251)	(16,572)	(51,714)	(1,284)
Share-based compensation expense (recovery)	13,078	(10,408)	8,225	(6,548)
Finance costs	52,188	30,510	123,704	88,509
Other	4,685	(1,738)	(859)	54
Income taxes refunded (paid)	5,538	(4,336)	1,230	(43,974)
Other cash payments, including share-based compensation	(349)	(5,115)	(2,902)	(36,248)
Cash flows from operating activities before undernoted	49,832	62,392	242,874	351,631
Changes in non-cash working capital (note 9)	(15,286)	8,913	120,613	49,658
	34,546	71,305	363,487	401,289

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	—	—	—	(52,805)
Dividend payments to Methanex Corporation shareholders	(2,857)	(27,430)	(33,145)	(80,445)
Interest paid	(17,705)	(23,479)	(90,672)	(77,520)
Net proceeds on issue of long-term debt (note 6)	692,415	695,533	1,165,415	695,533
Repayment of long-term debt and financing fees	(219,636)	(16,609)	(342,440)	(33,277)
Repayment of lease obligation	(26,609)	(27,379)	(80,686)	(73,705)
Restricted cash for debt service accounts	—	(8,548)	(2,276)	(8,648)
Equity contributions by/ acquisitions of non-controlling interests	(2,010)	—	3,490	—
Distributions to non-controlling interests	(633)	(1,993)	(26,150)	(23,613)
Proceeds on issue of shares on exercise of stock options	—	—	—	86
Proceeds from other limited recourse debt	12,839	—	12,839	—
Changes in non-cash working capital related to financing activities (note 9)	—	(1,780)	—	—
	435,804	588,315	606,375	345,606

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(54,612)	(44,166)	(99,764)	(179,536)
Geismar plant under construction	(30,596)	(25,739)	(190,138)	(45,424)
Proceeds from sale of assets	4,639	—	9,828	—
Restricted cash for capital projects	37	25,523	2,234	62,050
Changes in non-cash working capital related to investing activities (note 9)	7,651	14,218	71,412	17,363
	(72,881)	(30,164)	(206,428)	(145,547)
Increase in cash and cash equivalents	397,469	629,456	763,434	601,348
Cash and cash equivalents, beginning of period	782,728	227,969	416,763	256,077
Cash and cash equivalents, end of period	$1,180,197	$857,425	$1,180,197	$857,425

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2020 THIRD QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on October 28, 2020.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2019.
2.    Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the three and nine month periods ended September 30, 2020 is $496 million (2019 - $626 million (as restated - see note 12)) and $1,571 million (2019 - $1,914 million (as restated - see note 12)).
3.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at September 30, 2020	$3,061,703	$627,807	$3,689,510
Net book value at December 31, 2019	$2,940,777	$635,418	$3,576,195

a)Owned assets:

	Buildings, Plant Installations & Machinery	Plants Under Construction [1]	Ocean Going Vessels	Other	Total
Cost at September 30, 2020	$4,856,557	$360,098	$206,204	$160,173	$5,583,032
Accumulated depreciation at September 30, 2020	2,378,194	—	22,685	120,450	2,521,329
Net book value at September 30, 2020	$2,478,363	$360,098	$183,519	$39,723	$3,061,703
Cost at December 31, 2019	$4,787,515	$155,871	$201,947	$154,468	$5,299,801
Accumulated depreciation at December 31, 2019	2,215,060	—	25,448	118,516	2,359,024
Net book value at December 31, 2019	$2,572,455	$155,871	$176,499	$35,952	$2,940,777
    1    The Company is constructing a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. Included in Plants Under Construction is total cost incurred to date of $342 million, excluding $18 million of capitalized interest.

METHANEX CORPORATION 2020 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 1

b)Right-of-use assets:

	Ocean Going Vessels	Terminals and Tanks	Plant Installations and Machinery	Other	Total
Cost at September 30, 2020	$563,608	$239,256	$23,660	$39,974	$866,498
Accumulated depreciation at September 30, 2020	134,215	83,829	9,770	10,877	238,691
Net book value at September 30, 2020	$429,393	$155,427	$13,890	$29,097	$627,807
Cost at December 31, 2019	$514,661	$221,303	$23,613	$38,520	$798,097
Accumulated depreciation at December 31, 2019	89,643	59,240	7,867	5,929	162,679
Net book value at December 31, 2019	$425,018	$162,063	$15,746	$32,591	$635,418
4.    Interest in Atlas joint venture:

a)The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Sep 30 2020	Dec 31 2019
Cash and cash equivalents	$83,987	$50,149
Other current assets	20,759	60,709
Non-current assets	236,769	241,860
Current liabilities	(28,818)	(28,191)
Other long-term liabilities, including current maturities	(130,933)	(138,866)
Net assets at 100%	$181,764	$185,661
Net assets at 63.1%	$114,693	$117,152
Long-term receivable from Atlas	76,322	76,322
Investment in associate	$191,015	$193,474

	Three Months Ended		Nine Months Ended
Statements of income	Sep 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Revenue	$49,525	$96,459	$182,256	$292,788
Cost of sales and depreciation and amortization	(24,292)	(56,002)	(116,936)	(174,333)
Operating income	25,233	40,457	65,320	118,455
Finance costs, finance income and other expenses	(2,570)	(2,805)	(7,807)	(8,583)
Income tax expense	(8,087)	(14,242)	(20,410)	(40,245)
Net earnings at 100%	$14,576	$23,410	$37,103	$69,627
Earnings of associate at 63.1%	$9,197	$14,772	$23,412	$43,935

Dividends received from associate	$5,048	$12,620	$25,871	$56,159

METHANEX CORPORATION 2020 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 2

b)Contingent liability:
The Board of Inland Revenue of Trinidad and Tobago has audited and issued assessments against Atlas in respect of the 2005 to 2013 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts with affiliates that commenced in 2005 and continued through 2019. The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time. Atlas had partial relief from corporation income tax until late July 2014.
During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales represented approximately 10% of Atlas-produced methanol.
The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.
The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.
The Company anticipates the resolution of this matter in the court system to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be resolved.
5. Finance costs:

	Three Months Ended		Nine Months Ended
	Sep 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Finance costs	$55,453	$31,306	$137,793	$90,310
Less capitalized interest related to Geismar plant under construction	(3,265)	(796)	(14,089)	(1,801)
	$52,188	$30,510	$123,704	$88,509

Finance costs are primarily comprised of interest on the unsecured notes, credit and construction facilities, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. In the three and nine months ended September 30, 2020, finance costs also included a make-whole interest charge of $15.4 million for the early redemption notice issued on the $250 million unsecured notes originally due March 2022. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.

METHANEX CORPORATION 2020 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 3

6.    Long-term debt:

As at	Sep 30 2020	Dec 31 2019
Unsecured notes
$250 million at 5.25% due March 1, 2022	$249,251	$248,912
$300 million at 4.25% due December 1, 2024	297,899	297,607
$700 million at 5.125% due October 15, 2027	691,219	—
$700 million at 5.25% due December 15, 2029	694,166	693,822
$300 million at 5.65% due December 1, 2044	295,387	295,321
	2,227,922	1,535,662
Geismar 3 construction facility at LIBOR+3%	176,572	—
Other limited recourse debt facilities
LIBOR+2.5%	—	1,526
5.58% due through June 30, 2031	70,771	73,700
5.35% due through September 30, 2033	79,510	82,800
5.08% due through September 15, 2036	12,839	—
Egypt limited recourse debt facilities	46,659	75,165
Total long-term debt [1]	2,614,273	1,768,853
Less current maturities [1]	(288,622)	(38,420)
	$2,325,651	$1,730,433
1    Long-term debt and current maturities are presented net of deferred financing fees.

On September 17, 2020, the Company issued $700 million of senior unsecured notes bearing a coupon of 5.125% and due October 15, 2027. Late in the quarter, the Company provided notice to redeem the existing $250 million of unsecured notes originally due on March 1, 2022. The redemption notice results in the notes classified as current as at September 30, 2020. The notes have been repaid subsequent to the quarter.
Along with the $800 million non-revolving construction facility for the Geismar 3 project, the Company also has access to a $300 million committed revolving credit facility. Both are with a syndicate of highly rated financial institutions and expire in July 2024. Significant covenants and default provisions of the credit facilities include:
a) the obligation to maintain an EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis, where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 57.5%, both calculated in accordance with definitions in the credit agreement that include adjustment to limited recourse subsidiaries,
b) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The credit facilities are secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning.
In June 2020, the Company amended the terms of the committed revolving credit facility and the non-revolving construction facility for the Geismar 3 project modifying and waiving certain covenants. As part of the amendment, the debt to capitalization ratio has been increased to 60% for all the measurement periods starting on June 30, 2020 and ending on June 30, 2023. Additionally, the minimum interest coverage ratio threshold was lowered or waived for each of the measurement periods starting June 30, 2020 and ending on June 30, 2021.

METHANEX CORPORATION 2020 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 4

During the quarter ended September 30, 2020, the Company further amended the covenant terms of the committed revolving credit facility and the non-revolving construction facility for the Geismar 3 project. The periods in which the covenants, which were previously lowered or waived for each of the measurement periods starting June 30, 2020 and ending on June 30, 2021, have been extended through December 31, 2021 as detailed in the table below:

Four quarters ended	Minimum interest coverage ratio [2]	Minimum EBITDA [1] [2]

Q2 2020	1.50x	not applicable
Q3 2020	not applicable	$70 million
Q4 2020	not applicable	$25 million
Q1 2021	not applicable	$30 million
Q2 2021	not applicable	$70 million
Q3 2021	1.00x	not applicable
Q4 2021	1.25x	not applicable
Q1 2022 & thereafter	2.00x	not applicable

1     EBITDA is defined under the terms of the credit facilities.
2     The minimum EBITDA or minimum interest coverage ratio provision may be fully waived for any two of the remaining measurement periods until Q4 2021.

During the quarter ended September 30, 2020, the Company entered into and drew on a new vessel construction facility for $12.8 million and made repayments of $3.1 million on its other limited recourse debt facilities. Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company's control.
The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
During the quarter ended September 30, 2020, the Company made repayments of $15 million on its Egypt limited recourse debt facilities.
The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.

As at September 30, 2020, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.
7.    Net income (loss) per common share:

Diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income (loss) per common share as compared to the cash-settled method. The cash-settled method was more dilutive for the three months ended September 30, 2020, and no adjustment was required for both the numerator and denominator. The equity-settled method was more dilutive for the nine months ended September 30, 2020, and an adjustment was required for the numerator. No

METHANEX CORPORATION 2020 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 5

adjustment was required for the denominator as the weighted average share price at September 30, 2020 was lower than the exercise price for all outstanding TSARs. The equity-settled method was more dilutive for the three and nine month periods ended September 30, 2019, and an adjustment was required for both the numerator and the denominator.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three and nine month periods ended September 30, 2020 stock options were not dilutive, resulting in no adjustment to the denominator. For the three and nine month periods ended September 30, 2019, stock options were considered dilutive, resulting in an adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Numerator for basic net income (loss) per common share	$(87,876)	$(9,911)	$(129,858)	$78,788
Adjustment for the effect of TSARs:
Cash-settled expense (recovery) included in net income (loss)	—	(5,547)	3,575	(6,630)
Equity-settled expense	—	(474)	(4,530)	(4,313)
Numerator for basic and diluted net income (loss) per common share	$(87,876)	$(15,932)	$(130,813)	$67,845

A reconciliation of the denominator used for the purposes of calculating diluted net income (loss) per common share is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Denominator for basic net income (loss) per common share	76,196,080	76,196,080	76,196,080	76,726,467
Effect of dilutive stock options	—	3,425	—	21,068
Effect of dilutive TSARs	—	19,721	—	97,641
Denominator for diluted net income (loss) per common share	76,196,080	76,219,226	76,196,080	76,845,176
8.    Share-based compensation:

a.Share appreciation rights ("SARs"), TSARs and stock options:

(i)Outstanding units:

Information regarding units outstanding at September 30, 2020 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2019	857,407	$52.02	1,661,327	$52.55
Granted	96,160	29.27	761,050	29.27
Cancelled	(28,060)	56.69	(4,200)	60.66
Expired	(60,500)	38.24	(74,020)	38.24
Outstanding at June 30, 2020	865,007	$50.30	2,344,157	$45.43
Cancelled	(3,600)	69.43	—	—
Outstanding at September 30, 2020	861,407	$50.22	2,344,157	$45.43

METHANEX CORPORATION 2020 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2019	200,631	$49.07
Granted	15,440	29.27
Expired	(31,320)	38.24
Outstanding at June 30, 2020	184,751	$49.25
Exercised/Cancelled	—	—
Outstanding at September 30, 2020	184,751	$49.25

	Units Outstanding at September 30, 2020			Units Exercisable at September 30, 2020
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $35.51	3.77	280,706	$32.77	184,546	$34.59
$45.40 to $50.17	3.37	125,784	50.15	125,784	50.15
$54.65 to $78.59	2.11	454,917	61.01	397,516	61.77
	2.83	861,407	$50.22	707,846	$52.62
TSARs:
$29.27 to $35.51	5.27	1,069,887	$30.81	308,837	$34.59
$45.40 to $50.17	3.58	311,851	49.84	297,304	50.05
$54.65 to $78.59	3.31	962,419	60.26	675,641	61.73
	4.24	2,344,157	$45.43	1,281,782	$52.48
Stock options:
$29.27 to $35.51	3.31	69,207	$33.40	53,767	$34.59
$45.40 to $50.17	3.42	25,234	50.17	25,234	50.17
$54.65 to $78.59	2.13	90,310	61.14	78,436	61.94
	2.75	184,751	$49.25	157,437	$50.71

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at September 30, 2020 was $12.6 million compared with the recorded liability of $10.7 million. The difference between the fair value and the recorded liability is $1.9 million and will be recognized over the weighted average remaining vesting period of approximately 1.7 years. The weighted average fair value was estimated at September 30, 2020 using the Black-Scholes option pricing model.

For the three and nine month periods ended September 30, 2020, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $7.0 million (2019 - a recovery of $8.4 million) and an expense of $3.4 million (2019 - a recovery of $10.5 million), respectively. This included an expense of $6.4 million (2019 - a recovery of $8.8 million) and a recovery of $1.7 million (2019 - a recovery of $14.8 million), respectively, related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2020.

METHANEX CORPORATION 2020 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

b)Deferred, restricted and performance share units (old plan and new plan):

Deferred, restricted and performance share units (old plan and new plan) outstanding at September 30, 2020 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units (old plan)	Number of Performance Share Units (new plan)
Outstanding at December 31, 2019	89,766	83,168	303,445	138,038
Granted	26,077	154,460	—	301,090
Performance factor impact on redemption [1]	—	—	(117,674)	—
Granted in-lieu of dividends	3,505	6,755	4,169	12,512
Redeemed	—	—	(38,961)	—
Cancelled	—	(2,229)	(1,061)	(2,229)
Outstanding at June 30, 2020	119,348	242,154	149,918	449,411
Granted	2,140	—	—	—
Granted in-lieu of dividends	184	379	237	714
Redeemed	—	(1,842)	(651)	(1,842)
Cancelled	—	(2,496)	(651)	(2,180)
Outstanding at September 30, 2020	121,672	238,195	148,853	446,103
1    Performance share units granted prior to 2019 have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2020.

Performance share units granted in 2019 and subsequently reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%, with the first payout of the new performance share units in 2022.
Compensation expense for deferred, restricted and performance share units (old plan and new plan) is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at September 30, 2020 was $23.1 million compared with the recorded liability of $14.2 million. The difference between the fair value and the recorded liability of $8.9 million will be recognized over the weighted average remaining vesting period of approximately 1.9 years.

For the three and nine month periods ended September 30, 2020, compensation expense related to deferred, restricted and performance share units (old plan and new plan) included in cost of sales and operating expenses was an expense of $6.0 million (2019 - a recovery of $2.1 million) and an expense of $4.7 million (2019 - an expense of $3.7 million), respectively. This included an expense of $4.3 million (2019 - a recovery of $3.3 million) and a recovery of $4.3 million (2019 - a recovery of $4.6 million), respectively, related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2020.

METHANEX CORPORATION 2020 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

9.Changes in non-cash working capital:

Changes in non-cash working capital for the three and nine months ended September 30, 2020 and 2019 were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30 2020	Sep 30 2019	Sep 30 2020	Sep 30 2019
Changes in non-cash working capital:
Trade and other receivables	$(4,165)	$45,142	$180,693	$90,892
Inventories	(1,485)	61,517	3,733	87,626
Prepaid expenses	(2,420)	(7,539)	6,355	(7,597)
Trade, other payables and accrued liabilities	49,442	(83,939)	59,399	(125,912)
	41,372	15,181	250,180	45,009
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(49,007)	6,170	(58,155)	22,012
Changes in non-cash working capital having a cash effect	$(7,635)	$21,351	$192,025	$67,021

These changes relate to the following activities:
Operating	$(15,286)	$8,913	$120,613	$49,658
Financing	—	(1,780)	—	—
Investing	7,651	14,218	71,412	17,363
Changes in non-cash working capital	$(7,635)	$21,351	$192,025	$67,021

10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and derivative financial instruments to hedge its risk exposure to fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from the hedging relationships.
Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.

METHANEX CORPORATION 2020 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

    Natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts.
The Company has entered into forward contracts to manage its exposure to changes in natural gas prices for the Geismar site including (i) 40,000 mmbtu per day over the remaining term of 2020-2025 and (ii) 50,000 mmbtu per day for 2023 to 2032, which have been designated as cash flow hedges. Natural gas is fungible across the Geismar site. The Company has also entered into physical forward contracts to manage its exposure to changes in natural gas prices for the Medicine Hat facility. The Company has designated contracts for the 2021 and 2022 periods as cash flow hedges. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.
As at September 30, 2020, the Company had outstanding forward contracts in North America designated as cash flow hedges with a notional amount of $931.6 million (December 31, 2019 - $969.6 million) and a net negative fair value of $162.6 million (December 31, 2019 - negative fair value $195.1 million), of which $10.7 million is included in other current liabilities, $155.5 million is included in other long term liabilities, $1.5 million is included in other current assets, and $2.1 million is included in other non-current assets.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at September 30, 2020, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 42.0 million euros (December 31, 2019 - 18.4 million euros). The euro contracts had a negative fair value of $0.2 million included in current liabilities (December 31, 2019 - negative fair value of $0.4 million included in current liabilities).
Fair value
The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

	Cash outflows by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	9,317	37,930	62,303	101,783	$211,333
Euro forward exchange contracts	228	—	—	—	$228

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	September 30, 2020
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,634,691	$2,620,622

METHANEX CORPORATION 2020 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the revolving and construction credit facilities are equal to their carrying values. The fair value of the Company’s long term debt will fluctuate until maturity.
11.    Egypt Insurance Recovery:

We experienced an outage at the Egypt plant from April to August 2019. In the quarter ended December 31, 2019, the Company recorded a $50 million ($25 million our share) insurance recovery which partially offset repair costs charged to earnings and lost margins incurred in the second and third quarters of 2019. Subsequently, the final settlement agreement was signed by all parties, and an additional $9.8 million ($4.9 million our share) of insurance proceeds was recorded in the three months ended March 31, 2020.
12.    Restatement:

As part of the restatement relating to presentation of revenue and cost of sales of Atlas-produced methanol on a gross basis disclosed in the most recent annual consolidated financial statements, revenue and costs of sales for the three and nine months ended September 30, 2019 have been increased by $115 million and $388 million, respectively. Additionally, the amount of inventories recognized as cost of sales and operating expenses and depreciation and amortization for the three and nine months ended September 30, 2019 has been increased by $70 million and $232 million, respectively (see note 2).

Please refer to note 25 of the 2019 audited consolidated financial statements for further details of this restatement.

METHANEX CORPORATION 2020 THIRD QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 11

Methanex Corporation
Quarterly History (unaudited)

	2020	Q3	Q2	Q1	2019	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	5,224	1,531	1,717	1,976	7,611	2,056	1,965	1,669	1,921
Purchased methanol	1,802	836	418	548	2,492	623	680	716	473
Commission sales [1]	846	311	271	264	1,031	307	179	216	329
	7,872	2,678	2,406	2,788	11,134	2,986	2,824	2,601	2,723
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	1,233	340	450	443	1,865	513	469	446	437
USA (Geismar)	1,484	513	441	530	1,929	480	514	530	405
Trinidad (Methanex interest)	837	167	241	429	1,743	456	474	384	429
Egypt (50% interest)	433	153	147	133	392	151	85	15	141
Canada (Medicine Hat)	379	81	145	153	610	151	149	155	155
Chile	641	118	204	319	1,050	373	146	290	241
	5,007	1,372	1,628	2,007	7,589	2,124	1,837	1,820	1,808
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	233	217	211	267	295	256	272	326	331
($/gallon)	0.70	0.65	0.63	0.80	0.89	0.77	0.82	0.98	1.00

ADJUSTED EBITDA	210	40	32	138	566	136	90	146	194

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income (loss)	(1.70)	(1.15)	(0.85)	0.30	1.15	0.12	(0.13)	0.65	0.50
Diluted net income (loss)	(1.72)	(1.15)	(0.85)	0.21	1.01	0.12	(0.21)	0.51	0.50
Adjusted net income (loss)	(1.77)	(1.03)	(0.84)	0.10	0.93	0.13	(0.27)	0.34	0.73

1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol.

METHANEX CORPORATION 2020 THIRD QUARTER
QUARTERLY HISTORY (UNAUDITED)                                             PAGE 12

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 28, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel and Corporate Secretary